SPECIAL MEETING OF SHAREHOLDERS
On June 8, 2010, a Special Meeting of Shareholders for
 the Fund was held to consider the following proposal.
The results of the proposal are indicated below.
Proposal 1 To approve the proposed reorganization of the Fund into Wells Fargo Advantage International
Bond Fund, which will be a new series of Wells Fargo Funds

Trust, a Delaware statutory trust:
Net assets voted For		 $854,265,859
Net assets voted Against	 $ 5,975,226
Net assets voted Abstain 	 $ 9,064,521